UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)

SIGA Technologies, Inc.

(Name of issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

826917-10-6
(CUSIP number)

Shiri Ben-Yishai
Executive Vice President and Chief Legal Officer
MacAndrews & Forbes Incorporated
31 East 62nd Street
New York, New York 10065
(212) 572-8600
(Name, address and telephone number of person
authorized to receive notices and communications)

With copies to:
Brett D. Nadritch
Milbank LLP
55 Hudson Yards
New York, NY 10001
(212) 530-5301

July 23, 2021
(Date of event which requires
filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS
MacAndrews & Forbes Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,156,358

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,156,358

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,156,358

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(Continued on following pages)

1	NAMES OF REPORTING PERSONS
MacAndrews & Forbes Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,156,358

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,156,358

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,156,358

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
MFV Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,156,358

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,156,358

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,156,358

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
ST Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,156,358

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,156,358

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,156,358

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This statement (“Amendment No. 15”) amends and supplements the statement on Schedule 13D, dated August 13, 2003, as amended by Amendment No. 1 thereto dated October 14, 2003, Amendment No. 2 thereto dated January 8, 2004, Amendment No. 3 thereto dated November 29, 2007, Amendment No. 4 thereto dated June 19, 2008, Amendment No. 5 thereto dated April 29, 2009, Amendment No. 6 thereto dated July 30, 2009, Amendment No. 7 thereto dated September 17, 2009, Amendment No. 8 thereto dated September 30, 2009, Amendment No. 9 thereto dated June 22, 2010, Amendment No. 10 thereto dated July 27, 2010, Amendment No. 11 thereto dated May 17, 2012, Amendment No. 12 thereto dated November 6, 2014, Amendment No. 13 thereto dated October 17, 2016 and Amendment No. 14 thereto dated November 18, 2016 (as so amended, the “Schedule 13D”), filed with the Securities and Exchange Commission by MacAndrews & Forbes Incorporated (formerly known as MacAndrews & Forbes Holdings Inc.), a Delaware corporation (“M&F”), MacAndrews & Forbes Group LLC, a Delaware limited liability company (“MacAndrews & Forbes”), TransTech Pharma, Inc., a Delaware corporation (“TransTech”), STH Partners, L.P., a Delaware limited partnership (“STH”), MFV Holdings One LLC (“MFV Holdings One”) and ST Holdings One LLC, a Delaware limited liability company (“ST Holdings One”), relating to the shares of common stock, par value $0.0001 per share (“Common Stock”), of SIGA Technologies, Inc., a Delaware corporation (the “Company” or “Issuer”). This Amendment No. 15 is being filed by M&F, MacAndrews & Forbes, MFV Holdings One and ST Holdings One with respect to shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons. M&F is a holding company (the indirect sole stockholder of which is Mr. Ronald O. Perelman), MacAndrews & Forbes is a direct wholly owned subsidiary of M&F, and MFV Holdings One and ST Holdings One are each a direct wholly owned subsidiary of MacAndrews & Forbes. The Company has its principal executive offices at 31 East 62nd Street, New York, NY 10065. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 4.	Purpose of the Transaction

Item 4 is amended to add the following:

The Issuer has historically maintained share repurchase programs for the purchase of its Common Stock from time to time. As a result of repurchases under these programs, the amount of Common Stock outstanding has decreased, and consequently the percentage of outstanding Common Stock beneficially owned by the Reporting Person has passively increased from 30.8% to 32.2%. This amendment is being filed due to such passive increase.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Item 5(a)-(b) is hereby amended by adding the following at the end thereof:

Based upon information contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed on August 5, 2021, there were 75,076,665 shares of Common Stock outstanding as of July 23, 2021.  As of September 17, 2021, the Reporting Persons may be deemed to share beneficial ownership of 24,156,358 shares of Common Stock, representing approximately 32.2% of the Common Stock deemed to be outstanding.

The Reporting Persons have shared power to vote and dispose of the shares of Common Stock that they own.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 17, 2021

MACANDREWS & FORBES INCORPORATED

	By:	/s/ Jeffrey Brodsky
		Name:	Jeffrey Brodsky
		Title:	Chief Financial Officer

MACANDREWS & FORBES GROUP LLC

	By:	/s/ Jeffrey Brodsky
		Name:	Jeffrey Brodsky
		Title:	Chief Financial Officer

MFV HOLDINGS ONE LLC

	By:	/s/ Jeffrey Brodsky
		Name:	Jeffrey Brodsky
		Title:	Chief Financial Officer

ST HOLDINGS ONE LLC

	By:	/s/ Jeffrey Brodsky
		Name:	Jeffrey Brodsky
		Title:	Chief Financial Officer